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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25


                                                Commission File Number 000-20539


                           NOTIFICATION OF LATE FILING

         (Check One): [ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-Q
[ ] Form N-SAR  [ ] Form N-CSR

     For the Period Ended: March 27, 2004

[ ] Transition Report on Form 10-K           [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F           [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

         For the Transition Period Ended:

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant:   Pro-Fac Cooperative, Inc.

Former Name, if Applicable:         N/A

Address of Principal Executive Office (Street and Number):

90 Linden Place,
Rochester, New York 14603-0682

                                     PART II
                            RULES 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)


            (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

            (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form
    [X] N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.




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                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.


Pro-Fac Cooperative, Inc. ("Pro-Fac") is unable to file its Form 10-Q for the quarterly period ended March 27, 2004 within the prescribed time period without unreasonable effort or expense. The reasons causing Pro-Fac's inability to file timely are beyond its control and could not be eliminated by the company without unreasonable effort or expense.


On April 12, 2004, Pro-Fac announced that, subsequent to the issuance of Pro-Fac's financial statements for the year ended June 28, 2003, it determined that its equity income from its investment in Birds Eye Holdings LLC (formerly "Agrilink Holdings LLC") had been recorded incorrectly and that Pro-Fac would restate its annual financial statements for its fiscal year ended June 28, 2003 and its quarterly financial statements for its fiscal quarter ended September 27, 2003 and for its fiscal quarter ended December 27, 2003. Pro-Fac is unable to timely file its quarterly report on Form 10-Q for the period ended March 27, 2004 because Pro-Fac is still working to conclude the work required in connection with its restated financial statements for the year ended June 28, 2003 and for the quarterly periods ended September 27, 2003 and December 27, 2003. It is necessary for Pro-Fac to finalize and complete such restatements before Pro-Fac can file the Form 10-Q for the quarter ended March 27, 2004 because financial information to be included in such Form 10-Q depends on the results of such restatements of prior periods. Until such work is completed, the financial information required to be disclosed in such Form 10-Q cannot be timely prepared without unreasonable effort or expense. Pro-Fac expects to file its Form 10-Q for the quarter ended March 27, 2004 no later than the fifth calendar day following the prescribed due date for such report.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Stephen R. Wright                             (585)                383-1850
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         (Name)                             (Area Code)       (Telephone Number)

(2) Have all or other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [X] Yes [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         While Pro-Fac does not expect to report a significant change in its results of operations for the quarter ended March 27, 2004 as compared to the comparable period in the prior year, the nine months ended March 27, 2004 as compared to the nine months ended March 29, 2003 is expected to reflect a significant change in Pro-Fac's results of operations because during the first seven weeks of fiscal 2003 Pro-Fac was the parent of Birds Eye Foods, Inc., which was consolidated with Pro-Fac for that seven week period. Pro-Fac expects to report net income of approximately $7 million for the nine months ended March 27, 2004 as opposed to net income of $9.1 million for the nine months ended March 29, 2003. However, until the restatement and the Form 10-Q for the quarter ended March 27, 2004 is filed, there can be no assurance that the final results will not differ materially from such expected results.


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                            PRO-FAC COOPERATIVE, INC.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

May 12, 2004                          /s/ Stephen R. Wright
                                      -----------------------------------
                                      Stephen R. Wright, General Manager
                                        and Secretary
                                      (On Behalf of the Registrant and as
                                      Principal Executive Officer, Principal
                                      Financial Officer and Principal Accounting
                                      Officer of the Registrant)




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